UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Scott’s Liquid Gold-Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

810202101

(CUSIP Number)

Daniel J. Roller

Maran Capital Management, LLC

1409 Columbine Street

Denver, CO 80206

(917) 612-7645

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 11, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 810202101	13D	Page 2 of 8

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Maran Partners Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 705,890
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 705,890

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 705,890
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 810202101	13D	Page 3 of 8

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Maran Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 705,890
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 705,890

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 705,890
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14.	TYPE OF REPORTING PERSON (see instructions) IA, OO

CUSIP No. 810202101	13D	Page 4 of 8

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Maran Partners GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 705,890
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 705,890

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 705,890
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14.	TYPE OF REPORTING PERSON (see instructions) IA, OO

CUSIP No. 810202101	13D	Page 5 of 8

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel J. Roller
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 705,890
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 705,890

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 705,890
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14.	TYPE OF REPORTING PERSON (see instructions) IN, HC

CUSIP No. 810202101	13D	Page 6 of 8

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on November 14, 2019 (as amended from time to time, the “Schedule 13D”) filed by (i) Maran Partners Fund, LP, a Delaware limited partnership (“MPF”), (ii) Maran Capital Management, LLC, a Delaware limited liability company (“MCM”), (iii) Maran Partners GP, LLC, a Delaware limited liability company (“MPGP”), and (iv) Daniel J. Roller (“Mr. Roller”) (the foregoing persons are hereinafter referred to collectively as the “Reporting Persons”), with respect to the Common Stock, par value $0.10 per share (the “Common Stock”), of Scott’s Liquid Gold–Inc., a Colorado corporation (the “Corporation”). Capitalized terms not otherwise defined herein are used as defined in the Schedule 13D. This Amendment No. 1 amends the Schedule 13D to supplement the Schedule 13D as follows

Item 4.  Purpose of Transaction.

Item 4 is hereby amended in its entirety to read as follows:

The Reporting Persons acquired their shares of Common Stock for investment purposes. The Reporting Persons purchased shares of Common Stock because they believed that the shares may present significant opportunities for realization of increased stockholder value.

The Reporting Persons plan to continuously evaluate, among other factors, the financial condition, results of operations, business and prospects of the Corporation, the securities markets in general and the market for the Common Stock in particular, prevailing economic conditions and expected trends, all with a view to determining whether to hold, decrease or increase their investment in the Common Stock, through open market, privately negotiated or any other transactions.

The Reporting Persons have had and may continue to have discussions with the Corporation’s management team and Board of Directors (the “Board”), and may have discussions with other representatives of the Corporation, other shareholders or potential shareholders of the Corporation, potential acquirers, service providers, and financing sources, and/or other third parties regarding the Corporation, including but not limited to its operations, strategy, management, ownership, capital structure and the strategic alternatives that may be available to the Corporation.

Such discussions may concern ideas or proposals that, if effected, may result in one or more of the events described in Item 4 of Schedule 13D, including but not limited to the acquisition or disposition by the Reporting Persons or other persons of shares of Common Stock, changing operating or market strategies of the Corporation, changes to the Corporation’s governing documents, the adoption or elimination by the Corporation of certain types of anti-takeover measures, revisions to the Corporation’s capitalization or dividend policy, extraordinary corporate transactions involving the Corporation or subsidiaries of the Corporation, and/or further changes in the Board or management of the Corporation.

On December 11, 2019, Mr. Roller met with Mark Goldstein, the Corporation’s Chief Executive Officer and chairman of the Board, and Kevin Paprzycki, the Corporation’s Chief Financial Officer and a member of the Board, and discussed, among other things, potential further changes in the Board, including, but not limited to, the Reporting Persons suggesting additional qualified people for appointment to the Board and/or the possibility of Mr. Roller being appointed to the Board.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

CUSIP No. 810202101	13D	Page 7 of 8

Item 5.  Interest in Securities of the Issuer.

Item 5(c) is hereby amended in its entirety to read as follows:

(c) No transactions in the Common Stock have been effected by the Reporting Persons since the most recent Schedule 13D filed by the Reporting Persons.

CUSIP No. 810202101	13D	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2019

MARAN PARTNERS FUND, LP

By: Maran Partners GP, LLC, its general partner

By: /s/ Daniel J. Roller

Name: Daniel J. Roller

Its: Managing Member

MARAN PARTNERS GP, LLC

By: /s/ Daniel J. Roller

Name: Daniel J. Roller

Its: Managing Member

MARAN CAPITAL MANAGEMENT, LLC

By: /s/ Daniel J. Roller

Name: Daniel J. Roller

Its: Managing Member

DANIEL J. ROLLER

/s/ Daniel J. Roller

Name: Daniel J. Roller